AB
3/13

15049324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 03 2015
WASH., D.C.
194

SEC FILE NUMBER
8-68667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AX Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Westmere Avenue
(No. and Street)

Norwalk (City) CT (State) 06853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Callahan 203-216-1288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/14/15

OATH OR AFFIRMATION

I, Kevin Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AX Trading, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

My Commission Expires May 31, 2019

James M. Bryson Jr.
Notary Public
State of Connecticut
Fairfield County

JAMES M. BRYSON JR. NOTARY PUBLIC CONNECTICUT MY COMMISSION EXPIRES MAY 31, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AX TRADING, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2014

AX TRADING, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2013

CONTENTS

	Page
Facing page to Form X-17A-5	1A
Affirmation	1B
Report of Independent Registered Public Accounting Firm	2
FINANCIAL STATEMENTS:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Members Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTARY SCHEDULES:	
Schedule I - Computation of net capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	12
Schedule II - Supplementary information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934	13
Report of Independent Registered Public Accounting Firm	
Broker Dealer Annual Exemption Report	

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AX Trading, LLC

We have audited the accompanying financial statements of AX Trading, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. AX Trading, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AX Trading, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statement have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements and as shown in the supplementary information, as of December 31, 2014, the Company had a net capital deficiency, which is a violation of SEC Rule 15c3-1. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of AX Trading, LLC financial statements. The information is the responsibility of AX Trading, LLC management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the

aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 28, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

AX TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Receivable from other broker/dealers	$	38
Property and equipment, less accumulated depreciation of $521,462		49,734
Total Assets	$	49,772

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to Parent	$	71,561
Due to Officer		4,152
Other liabilities		1,599
Total Liabilities		77,312
Commitments and Contingencies (Note 6)		
MEMBER'S EQUITY (Deficit)		(27,540)
Total Liabilities and Member's Deficit	$	49,772

The accompanying notes are an integral part of these financial statements

AX TRADING, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues	
Total revenues	$ 0
Operating Expenses	
Professional fees	16,064
Technology and communications	2,815
Depreciation	100,704
Other Operating Expenses	2,483
Total operating expenses	(122,066)
Net loss	$ (122,066)

The accompanying notes are an integral part of these financial statements

AX TRADING, LLC
STATEMENT OF CHANGES IN MEMBER'S DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2014

		Total
Balance, December 31, 2013	$	94,526
Net loss, 2014		(122,066)
Balance, December 31, 2014	$	(27,540)

The accompanying notes are an integral part of these financial statements

AX TRADING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities		
Net Loss	$	(122,066)
Adjustments to reconcile Net loss to net cash provided by operations:		
Depreciation		100,704
Changes in Operating Assets and Liabilities:		
(Increase)/Decrease in:		
Due to AX Trading Group, LLC		16,731
Due to Officer		4,152
Prepaid Expenses		588
Net cash provided in operating activities		109
Net increase in cash		109
Cash deficit at beginning of year		(109)
Cash at end of year	$	0

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization and Description of Business

AX Trading, LLC (the "Company"), a wholly owned subsidiary of AX Trading Group, LLC (the "Parent"), is a limited liability company and was formed under the laws of the state of Delaware in May 2010. In June 2011, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was inactive during 2014 and has been suspended from membership in FINRA for non-payment of annual fees. When the Company was active, it acted primarily as a trading exchange where professional traders could connect and trade with one another to help find liquidity.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Commissions and Clearing Costs

Commissions and clearing costs are recorded on a trade-date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Accounts Receivable

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be

collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Property and Equipment
Depreciation of property and equipment is provided on a straight-line basis over the estimated useful life of the respective assets. The Company depreciates computer equipment over three years and furniture and fixtures over five years.

Revenue Recognition
Commission revenues, trading profits and losses, and riskless principal revenue, as well as related brokerage and clearing costs are recognized on a trade-date basis.

Income Taxes
The Company is a Limited Liability Company, which does not incur federal income taxes. Instead, its taxable income or loss is reflected by its Parent, or partners. No provisions are included in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2014, tax years since 2011 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

Fair Value of Financial Instruments
The carrying amounts of the Company's financial assets, including cash, commissions receivable from clearing broker, accounts payable and accrued expenses, approximate fair value because of their short maturities.

NOTE 3 - RECEIVABLES FROM AND DEPOSIT WITH CLEARING BROKERS

The Company no longer has any clearing or sub-clearing agreements with brokerage firms to carry its accounts. As such, the Company does not have a clearing deposit or any receivables from a clearing firm.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2014 consisted of the following:

Computer & Office Equipment	$	165,490
Software		405,706
Total Cost		571,196

Less Accumulated Depreciation	521,462
Fixed Assets, Net	49,734

Depreciation expense was $100,704 for the year ended December 31, 2014.

NOTE 5 - CONCENTRATIONS

The Company has been funded by its Parent since inception. The Parent was unable to make capital contributions during 2014. The loss of funding from the Parent has had adverse effects on the Company.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, we may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2014, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had a net capital deficit of $(77,312), which was deficient of its requirement of $5,154 by $82,466. The ratio of aggregate indebtedness to net capital was 100%.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administrative, office space, human resources and other services. The Parent allocated expenses of approximately $16,731 during the year ended December 31, 2014 to the Company. The liability to the Parent at December 31, 2014 arose from this agreement.

During 2014, the Company was unable to settle transactions with related parties in the normal course of business. The terms of any of these arrangements, with

related parties, may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

NOTE 9 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 28, 2015, the date the financial statements were available to be issued.

NOTE 10 - GOING CONCERN

The Company has had losses from operations since inception and is inactive at December 31, 2014 and unable to pay its liabilities in the ordinary course of business. Furthermore, as of December 31, 2014, the Company is suspended from FINRA, its self regulatory organization, for non-payment of annual fees. These matters, among others, raise substantial doubt about the Company continuing as a going concern. Management is seeking a buyer for the Company and expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

AX TRADING, LLC

SUPPLEMENTARY SCHEDULES

AX TRADING, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

MEMBER'S DEFICIT	$(27,540)
LESS NON-ALLOWABLE ASSETS	$(49,772)
NET CAPITAL (DEFICIT) BEFORE HAIRCUTS	$(77,312)
LESS HAIRCUTS	$0
NET CAPITAL DEFICIT	$(77,312)
REQUIRED NET CAPITAL	$5,154
EXCESS NET CAPITAL DEFICIT	$(82,466)
AGGREGATE INDEBTEDNESS	$77,312
AGGREGATE INDEBTEDNESS TO NET CAPITAL	100%

Reconciliation with AX Trading, LLC computation included in Part II of Form X-17A-5 as of December 31, 2014

There is no significant difference between net capital included in Part IIA of Form X-17A-5 and net capital computed above.

AX TRADING, LLC
SCHEDULE II
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

AX TRADING, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AX Trading, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) AX Trading, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which AX Trading, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) AX Trading, LLC stated that AX Trading, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. AX Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AX Trading, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

ax.com
AX Trading, LLC
One Dock Street, Suite 620
Stamford, CT 06902
855-600-AXTN (2936)

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. AX Trading, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014.

2. AX Trading, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.

Kevin Callahan, President